UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                                        SEC File Number - 027046
                                                       CUSIP Number - 7487622101

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

            (Check One) __ Form 10-K  __ Form 20-F  __ Form 11-K

                        _X_ Form 10-Q __ Form N-SAR __ Form N-CSR


                         For Period Ended: May 31, 2003

                         [        ]       Transition Report on Form 10-K
                         [        ]       Transition Report on Form 20-F
                         [        ]       Transition Report on Form 11-K
                         [        ]       Transition Report on Form 10-Q
                         [        ]       Transition Report on Form N-SAR
                         For the Transition Period Ended:


READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

    Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

TRAFFIX, INC.
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Full Name of Registrant

N/A
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Former Name if Applicable


ONE BLUE HILL PLAZA, FIFTH FLOOR
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Address of Principal Executive Office (STREET AND NUMBER)

PEARL RIVER, NEW YORK 10956
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

_X_ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

_X_ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,

          Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

___ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

          As a result of the additional disclosure and investigative requirements imposed under the recently enacted Statement of Financial Accounting Standards No. 148, ACCOUNTING FOR STOCK-BASED COMPENSATION
          - TRANSITION AND DISCLOSURE (SFAS 148), the registrant was unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2003 without unreasonable effort or expense. In December 2002, SFAS No. 148 was issued, amending SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee and director compensation. SFAS No. 148 further amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for annual financial statements for fiscal years ending after December 15, 2002 and for interim financial statements commencing after such date. The registrant adopted the disclosure requirements of SFAS No. 148 for its quarter ended May 31, 2003. As permitted by SFAS No. 148, the registrant will continue to use the intrinsic value method (disclosure only) provisions of SFAS No. 123 for its interim disclosure requirements for the quarter ended May 31, 2003.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     MR. DANIEL HARVEY          (845)                     620-1212
     -----------------          -----------               ------------------
     (Name)                     (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

           _X_    Yes   ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? X Yes or No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.

     The registrant filed a Current Report on Form 8-K incorporating its press release of the same date announcing the registrant's results of operations for the three and six months ended May 31, 2003. Included in such Current Report, which is hereby incorporated by reference, were the following significant results:

          The registrant recognized a 31% decline in revenues for the three months ended May 31, 2003 (approximately $7.4 million), as compared to the three months ended May 31, 2002 (approximately $10.8 million). The registrant recognized a 29% decline in revenues for the six months ended May 31, 2003 (approximately $16.5 million), as compared to the six months ended May 31, 2002 (approximately $23.2 million).

          The registrant's loss from operations was approximately ($2.4 million) for the three months ended May 31, 2003, as compared to income from operations of approximately $992,000 for the three months ended May 31, 2002, aggregating a decrease in income (loss) from operations of approximately $3.4 million for that period. The registrant's loss from operations was approximately ($2.4 million) for the six months ended May 31, 2003, as compared to income from operations of approximately $2.9 million for the six months ended May 31, 2002, aggregating a decrease in income (loss) from operations of approximately $5.3 million for that period.

          The registrant recognized a net loss of approximately ($1.6 million) for the three months ended May 31, 2003, as compared to net income of approximately $713,000 for the three months ended May 31, 2002, aggregating a decrease in net income (loss) of approximately $2.3 million for that period. The registrant recognized a net loss of approximately ($1.1 million) for the six months ended May 31, 2003, as compared to net income of approximately $2.1 million for the six months ended May 31, 2002, aggregating a decrease in net income (loss) of approximately $3.2 million for that period.

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                                  TRAFFIX, INC.
                  (Name of Registrant as Specified in Charter)

          has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 16, 2003                            By: /s/ DANIEL HARVEY
                                                  --------------------
                                               Daniel Harvey,
                                               Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
            Intentional misstatements or omissions of act constitute
                          Federal Criminal Violations
                              (See 18 U.S.C. 1001).

                               GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).